UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 3, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Operating update and trading statement for the six months ended 30 June 2018
Johannesburg, 3 August 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to provide an operating update and trading statement for the six months ended 30 June 2018 (H1 2018). The comprehensive financial and operating results for H1 2018 will be released on Thursday, 23 August 2018.
H1 2018 operating update
The Southern Africa (SA) PGM operations have produced approximately 17,700kg (569koz) of 4E PGMs at an All-in sustaining cost (AISC) of approximately R10,110/4Eoz (US$820/4Eoz) for H1 2018. This solid operational result translates into an annual guidance which will target the top end of 4E PGM production guidance and AISC towards the bottom end of guidance. We are also pleased to advise that the average 4E basket price increased by 8%, from R12,006/4Eoz in H1 2017 to R12,941/4Eoz in H1
2018. This basket price increase together with the good operational performance has resulted in the adjusted EBITDA* from the SA PGM operations more than doubling relative to H1 2017, to approximately R1 billion (US$81 million).

The United States (US) PGM operations have produced approximately 294koz of 2E PGMs at an AISC of approximately US$653/2Eoz. This is also a solid operational performance in line with annual production and cost guidance for 2018. The average 2E basket price increased from US$850/2Eoz in
H1 2017 to US$993/2Eoz in H1 2018, resulting in expected adjusted EBITDA from the US region of approximately R1.9 billion (US$150 million). This is significantly more than the same period last year where the US PGM operations were only included for 2 months in the H1 2017 results.
The SA gold operations have produced approximately 18,610kg (600koz) of gold, at an AISC of approximately R520,000/kg (US$1,315/oz). This operational performance has been achieved despite the very significant safety related disruptions on the SA gold operations. At an average gold price of
R519,994/kg in H1 2018, the SA gold operations are expected to contribute approximately R1 billion
(US$82 million) to Group adjusted EBITDA. This compares to R2.3 billion (US$171m) for H1 2017.

The average exchange rate in H1 2018 was R12.31/US$ compared with R13.21/US$ in H1 2017.
Trading statement
In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least
20% from the financial results for the previous corresponding period.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Shareholders are advised that the Sibanye-Stillwater Group expects to report an attributable profit to shareholders of R77 million (US$6 million) for H1 2018, compared with an attributable loss of R4,804 million (US$364 million) for the six months ended 30 June 2017 (H1 2017).
The significant improvement year-on-year primarily reflects inter alia, the improved operational performance from our PGM operations, the inclusion of a full six months from the United States (US)
region, compared with two months in H1 2017 and no material non-recurring items. Non-recurring items which were recognised during H1 2017 included impairments of R2,796 million, an occupational healthcare obligation of R1,077 million , and transaction costs of R402 million.
As a result, the Group expects to report significantly increased earnings per share (EPS) of 3 cents (0.28
US cents) and headline earnings per share of 4 cents (0.36 US cents) for H1 2018, representing a 101%
increase in EPS and a 103% increase in HEPS, year-on-year.
The Group reported a 298 cents (23 US cents) loss per share and 135 cents (9 US cents) headline loss per share for H1 2017.
The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s auditors.
Results presentation
Sibanye-Stillwater will release its results for the six months ended 30 June 2018 on Thursday, 23 August
2018 after 08:00 (CAT) and will host a live presentation and webcast at 10:00 (CAT). For the webcast and conference call details, please refer to our website at
https://www.sibanyestillwater.com/#dialindetails.
* The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted
EBITDA, see financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”,
“can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 3, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer